Via Edgar

June 28, 2022

Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation
Amendment No. 4 to Registration Statement on Form F-3 (“Registration Statement”)
Filed March 16, 2022
File No. 333-259951

Dear Mr. Derby:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 28, 2022, (the “Staff’s Letter”), regarding the Company’s Amendment No. 4 to Registration Statement on Form F-3 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold Italics.

Amendment No. 4 to Registration Statement on Form F-3

Cover Page

1.	Please revise to disclose that your current contractual arrangements and structure have not been tested in court.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has already revised the disclosure on the prospectus cover page of the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement. The Company has also revised the disclosure on page 18 in the Risk Factors of the Registration Statement.

2.	We note your response to prior comment 2. Please revise here and where appropriate to clarify whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable (emphasis added). In addition, revise to provide a cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement. The Company has also revised the disclosure on page 9 in the Summary of the Registration Statement.

3.	Please revise here and where appropriate to disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

4.	Please revise to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

Summary, page 2

5.	Please revise the diagram of the company’s corporate structure to remove inference of ownership or control of the VIE. For example, when describing the VIE’s, the diagram should not use arrows.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 in the Summary of the Registration Statement.

Permission and/or Other Requirements Required from the PRC Authorities for the VIEs Operation, page 6

6.	We note your disclosure that “we have not obtained the approval from either the CSRC or CAC, and we do not believe that such approval is necessary under these circumstances or for the time being.” Please revise to clarify whether you obtained an opinion of counsel regarding required approvals for the CSRC or CAC. If not, explain why you do not believe any approvals or permissions are required. If you did obtain an opinion of counsel, please file the consents as exhibits.

In response to the Staff’s comment, the Company has revised the disclosure page 9 in the Summary of the Registration Statement, and page 21 in Risk Factors of the Registration Statement.

Selected Condensed Consolidated Statements of Income and Comprehensive Income (Loss), page 10

7.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 - 13 in the Summary of the Registration Statement.

Risk Factors

Our VIEs may be subject to a variety of laws and other obligations regarding cybersecurity and data protection..., page 21

5.	Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 - 20 in the Risk Factors of the Registration Statement.

General

9.	Please revise throughout to remove any inferences of ownership or control of the VIE. For example, refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement.

10.	We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of brining actions against these individuals and enforcing judgments against them.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 in the Risk Factors of the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 646-367-1744. Thank you.

Sincerely yours,

/s/ Lan Lou
Lan Lou
Partner

3